

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Chantel Ray Finch
President
CR Global Holdings, Inc.
2600 Barrett St
Virginia Beach, VA 23452

>   **Re: CR Global Holdings, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed December 15, 2020**
>   **File No. 024-11374**

Dear Ms. Finch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

Amendment No. 1 to Form 1-A

Signatures, page 47

1.   We reissue prior comment 3 in part. The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and principal accounting officer. You should identify the executives with principal responsibility for financial and accounting matters.

Exhibits

2.   We note your response to comment 5. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum and jury trial provisions in the Subscription Agreement state this clearly, or tell us how you

will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clement Abrams, Esq.